EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings:
Income (loss) before income taxes	$(6,245)	$38,570	$136,465	$1,867	$2,363	$20,820
Fixed charges	5,844	13,045	10,572	4,774	3,312	3,552
Net loss (income) attributable to noncontrolling interest	4	(104)	146	8	—	—

Total earnings	$(397)	$51,511	$147,183	$6,649	$5,675	$24,372

Fixed Charges:
Interest expense	$3,673	$10,866	$8,563	$2,702	$3,138	$3,441
Amortization of investment premium	—	194	606	907	—	—
Amortization of deferred financing costs	2,022	1,426	1,077	981	109	26
Estimate of the interest within rental expense (33.33%)	149	559	324	184	65	85

Total fixed charges	$5,844	$13,045	$10,572	$4,774	$3,312	$3,552

Ratio of earnings to fixed charges	— (1)	3.9x	13.9x	1.4x	1.7x	6.9x

(1)	Earnings were inadequate to cover fixed charges by $0.4 million for the three months ended March 31, 2013.

For the purpose of computing the ratio of earnings to fixed charges, the term “earnings” is the amount resulting from adding and subtracting the following items. Add the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized; (b) preference security dividend requirements of consolidated subsidiaries; and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.

The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.